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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
                                                            08-14-03/9:15 am EDT
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                                                                          Page 1

                                                          FILED BY QUOVADX, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                              SUBJECT COMPANY: CARESCIENCE, INC.
                                                   COMMISSION FILE NO. 000-30859

Quovadx intends to commence an exchange offer and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. CareScience intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx expects to mail a Prospectus/Offer to Exchange and related offer materials to stockholders of CareScience, and CareScience expects to mail a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC's website at www.sec.gov and at Quovadx's website at www.quovadx.com. Documents filed by CareScience with the SEC may be obtained without charge at the SEC's website and at CareScience's website at www.carescience.com.


                                  QUOVADX, INC.

                             MODERATOR: LARRY THEDE
                                 AUGUST 14, 2003
                                   9:15 AM EDT


Operator:             Good morning.  My name is (Tina), and I will be your
                      conference facilitator.

                      At this time I would like to welcome everyone to the Quovadx /Care Science Investor Briefing Conference call. All lines have been placed on mute to prevent any background noise.

                      After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time, simply press Star then the number 1 on your telephone keypad.

                      If you would like to withdraw your question, press Star then the number 2 on your telephone keypad.

                      Thank you.  Mr. Thede, you may begin your conference.

Larry Thede:          Good morning, and thank you for joining us for today's
                      conference call. With us today are Quovadx' president and CEO, Lorine Sweeny, and Care Sciences President and CEO,
                      Dr. Ron Paulus. Gary Scherping, Quovadx' CFO, will join us for the question and answer session.


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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
                                                            08-14-03/9:15 am EDT
                                                           Confirmation #2277509
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                     We've prepared several slides for you to review as we go
                     through our presentation. To access the presentation you can go to the Webcast link for the call that can be found on the Events page of the Investors section of our Quovadx website.

                     That Web address is www.quovadx.com/investors/calendar.jsp. Those slides are there now on the Webcast link.

                     We'll begin the call with Management's formal comments concerning today's announcement of Quovadx' agreement to acquire CareScience in a cash and stock offer. We will then open the call to your questions.

                     Before we begin, I'd like to draw you attention to Slide 2, where you will find additional information regarding the CareScience acquisition.

                     We would like to advise you as to where you can find more information about the transaction. Quovadx will be filing a Schedule TO and a registration statement on Form S-4 with the SEC relating to the offer of cash and Quovadx stock to CareScience shareholders.

                     And CareScience will be filing a Solicitation Recommendation Statement on Schedule 14D-9 with the SEC regarding the offer.

                     We urge you to read these documents carefully when they are available, because they will contain important information about the transaction.

                     Documents filed by Quovadx with the SEC may be obtained without charge at the SEC's website at www.sec.gov, and at Quovadx' website at www.quovadx.com.


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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
                                                            08-14-03/9:15 am EDT
                                                           Confirmation #2277509
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                      Documents filed by CareScience with the SEC may be
                      obtained without charge at the SEC's website and at CareScience's website at www.carescience.com.

                      I'd like you to move to Slide 3. Please note that during the course of this call Management will be making forward-looking statements regarding the CareScience acquisition, including statements regarding the timing of the transaction, the anticipated effect of the acquisition on Quovadx' operating results and financial condition, the anticipated improvement in Quovadx' position in the industry in which it competes as a result of the transaction, and the expected effect of the transaction on Quovadx' product offerings.

                      These statements reflect Management's current expectations regarding future events. Actual events may differ materially from these statements.

                      These statements are subject to a number of risks and uncertainties, including risks relating to the consummation of the acquisition, potential difficulties in the assimilation of CareScience's business, the risk of loss of key personnel at CareScience, and the risk of diversion of Management attention from other business concerns.

                      We do not undertake any obligation to update or correct any forward-looking statements included in this presentation to reflect events or circumstances occurring after the date of this presentation.

                      Let's move on to Slide 4, and I'd now like to turn the call over to Lorine.

Lorine Sweeny:        Thanks Larry, and good morning everyone.


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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
                                                            08-14-03/9:15 am EDT
                                                           Confirmation #2277509
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                      Earlier today we announced that the Board of Directors of
                      Quovadx and of CareScience had each approved a transaction for Quovadx to acquire CareScience, one of the nation's leading healthcare management companies.

                      We have signed a definitive agreement and will soon commence an exchange offer for the outstanding stock of CareScience.

                      Before I go into details on the terms of the offer, I'd like to express my enthusiasm for this transaction and for what it means for our future.

                      CareScience is one of the nation's leading care management companies. Founded in 1992, it currently supports more than 170 provider organizations in 34 states.

                      They have a highly visible, high-margin recurring revenue model with significant backlog. Their trailing 12-months revenue is $13.5 million. And at June 30 of this year their total backlog, which represents unrecognized revenue on signed customer contracts, was $33.2 million.

                      This backlog, which has been growing significantly, will be recognized as revenue in the future in accordance with the terms of the contracts.

                      CareScience offers products and services that help hospitals and health systems deliver high quality, efficient care. CareScience has developed a proprietary clinical analysis method and clinical data sharing and collaboration tools.

                      Their expertise in care management is a natural extension to our medical management product offerings in the health care provider and payer segments.


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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
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                      This transaction further solidifies our leadership in the
                      large and growing healthcare market, and it extends our reach in the clinical process improvement in care management arenas.

                      I'm especially pleased to welcome CareScience's President and CEO, Dr. Ron Paulus, to Quovadx and today's call.

                      Ron and I have been working on this transaction for several weeks. And I've been impressed by his passion for CareScience, and for what they bring to their customers.

                      Their products truly do make a difference in the lives and quality of care for medical patients.

                      Ron joined CareScience in March of 1993. And he became the president in 1998. Earlier this year he was named Chief Executive Officer.

                      I'd like to have Ron comment on CareScience and on today's news. Ron?

Ron Paulus:           Thanks Lorine, and good morning everyone.

                      Today is truly an exciting day for CareScience and for me. I'm absolutely thrilled to be joining the Quovadx team. And I'm very enthusiastic for what this means for the future of our company as we combine our organization with Quovadx.

                      As Lorine mentioned, CareScience is a company specializing in clinical knowledge. We supply the people and technology required to support the delivery of high-quality, efficient care.

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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
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                      By combining our deep care management expertise and our
                      industry leading care process analysis and data sharing tools with Quovadx' existing integration technology and work flow applications, our offerings will become more robust and even more effective.

                      I am very eager to complete this transaction and look forward to bringing our products to new markets.

Lorine Sweeny:        Thanks Ron.

                      I'd like to offer some details about today's announcement and about the transaction.

                      On Slide 5 you'll see a summary of the agreement. The value of our offer for CareScience is $2.09 per share, based on yesterday's closing price. They have 13.3 million shares outstanding. So the total value of the transaction is $27.8 million.

                      At June 30 of this year CareScience had $14.3 million of cash and equivalents, net of debt. This results in an enterprise value of $13.5 million. This also equates to one times CareScience's trailing 12-months revenue.

                      Our offer is a combination of cash and stock. We're offering $1.40 per share in cash and 0.1818 share of Quovadx for each share of CareScience.

                      Since CareScience has 13.3 million shares outstanding, we will issue 2.4 million new shares of Quovadx stock in this transaction. And we will pay $18.6 million in cash to CareScience shareholders.


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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
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                                                           Confirmation #2277509
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                      Since they have over $14 million in cash, our net cash
                      outflow will be under $5 million.

                      We anticipate that the transaction will close early in the fourth quarter. We intend to file our registration statement with the SEC and commence our exchange offer in the next week.

                      The steps to closing include the acceptance of our exchange offer by at least 80% of the outstanding shares of CareScience.

                      We expect this transaction to be accretive to our 2004 results. I'll talk more about this after the next slide.

                      On Slide 6 you'll see summary financial statistics for CareScience. Their trailing 12-months revenue was $13.5 million.

                      Their gross margin is 50%. The margin has improved significantly over the past several years.

                      In the past 12 months they incurred $4.1 million in R&D costs and another $9.2 million in SG&A expenses. We believe we will be able to recognize significant cost synergies once we complete the transaction.

                      They have a strong balance sheet and had $14.6 million in cash and investments at June 30 of this year. They have $325,000 of debt.

                      They have a history of good collections and have working capital of $10.7 million as of June 30.

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                                                                   QUOVADX, INC.
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                      Their main product offering, the Care Management System,
                      is offered on a subscription basis. Typically the subscriptions are for three to five year periods.

                      They are not performance-based contracts and do not have early termination provisions.

                      They have an excellent track record of renewal. And they currently support over 170 provider organizations.

                      Backlog revenue at June 30 of this year was $33.2 million. This was up 31% from their backlog at the end of 2002.

                      As I've already mentioned, this backlog will be recognized as revenue in accordance with the terms of contracts with customers. And this amount also represents future cash collections less deferred revenue remaining on those agreements.

                      I'd like to have Ron talk a bit about their product offerings, which we've summarized on Slide 7.

Ron Paulus:           Thanks Lorine.

                      As noticed previously, CareScience is a solutions provider to hospitals and healthcare systems nationally.

                      We have two primary product sets. First and foremost is
                      our Care Management System.
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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
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                      Clients use our Care Management System for quality
                      measurement and for quality documentation and for care management analysis, support and execution.

                      I am particularly excited about the ability to link this product with Quovadx' data integration and workflow technologies to create an even more robust and effective solution.

                      As the business case for quality is increasingly apparent, organizations are turning to the Care Management System and related services to help drive quality improvements, cost efficiencies and ultimately, strategic advantage.

                      The second product set is our Care Data Exchange, which is currently deployed in Santa Barbara, California.

                      The Care Data Exchange is a peer-to-peer clinical data sharing solution that enables clinicians to access a patient-centered view of clinical information regardless of where that information may be located and without a centralized database, so long as the data reside within a participating data sharing organization.

                      In addition to both these technologies, CareScience also provides the people and services required to support organizations' deployment of integrated care management solutions ranging from quality improvement to care coordination and liability prevention.

                      Within our service offerings we currently have two business processing outsourcing partners, Cooper Health System and the University of Tennessee Medical Center.


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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
                                                            08-14-03/9:15 am EDT
                                                           Confirmation #2277509
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                      Within these two organizations we have management
                      responsibility for quality management and both quality management and care coordination, respectively.

                      Taken together, our technologies and services provide an impactful solution for our care management clients. Now back to Lorine, who will discuss potential synergies and the strategic fit between our organizations.

Lorine Sweeny:        As our press release states, we expect this transaction to be accretive to our 2004 results. On Slide 8 are some synergies we have identified.

                      On the revenue front, we believe there is opportunity for each of our product offerings to be introduced and cross sold to the combined installed based of customers.

                      We bring a very large installed base of healthcare customers to CareScience. And we will aggressively target these accounts with our newly expanded suite of products.

                      Similarly, there is an opportunity for us to approach the installed base of CareScience customers with our technology platform and adaptive application offerings.

                      In addition to significant revenue opportunity, we'll eliminate duplicate costs between our two companies. There are obvious cost elimination opportunities, as CareScience ceases to be a publicly traded company.

                      Costs associated with stock exchange filing fees, SEC compliance costs, Board costs, D&O insurance costs and so on.


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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
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                      CareScience also has a data center in Philadelphia that we intend to continue operating. This will allow us to consolidate operations from our two existing data centers.

                      We will continue to operate our Albuquerque facility. But we will discontinue a third-party backup facility we have been using in California.

                      We see opportunity on the R&D front. And we'll use our resources to bring real time capabilities to CareScience's offerings.

                      We'll also absorb a number of overhead functions within our existing cost structure. While we have additional work to do to fine-tune our expectations, I'm comfortable targeting a minimum 5 cents per share contribution from this transaction in 2004.

                      As in any acquisition, there will be some one-time costs associated with this transaction. They include things like investment banker fees, exchange agent fees, severance costs and related deal costs.

                      I'd like to talk briefly about the strategic fit for our two companies. Slide 9 highlights some of the strengths of each company.

                      CareScience brings to Quovadx tremendous experience and expertise in care management and clinical process improvements.

                      They have a history of working with healthcare providers and health systems to manage clinical processes surrounding the point of care so that fundamental reductions can be achieved in operating costs, clinical inefficiencies and medical errors. And they offer industry-leading care process analysis technology.

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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
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                      They support over 170 provider organizations in 34 states.

                      They bring Quovadx significant talent in the medical profession. And they bring us a highly visible, high margin recurring revenue model with significant backlog that will add visibility to future revenue streams.

                      Quovadx has proven technology, an industry-leading integration platform and adaptive application offerings that have traditionally focused on the healthcare verticals.

                      I believe we can make the CareScience offerings even more robust by bringing data to users of their products in real time.

                      Our interface engines are in hospitals all over the country, so we can offer real time transaction capability to users of CareScience products.

                      We've made tremendous progress over the past year in building our sales force and strengthening our distribution networks. These improvements will help us aggressively market and sell CareScience products to more customers than they have been able to achieve on their own.

                      And we'll aggressively cross-sell CareScience products to our existing base of over 1700 healthcare customers.

                      Well, let me stop with that and welcome any questions that you may have. Operator, I'll be happy to take questions from the floor.


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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
                                                            08-14-03/9:15 am EDT
                                                           Confirmation #2277509
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Operator:             At this time I would like to remind everyone that in order to ask a question, please press Star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

                      Your first question comes from the line of (William Haus) with (Advest).

(William Haus):       Hi everyone, congratulations on a nice deal.

Lorine Sweeny:        Hi Bill.

(William Haus):       I was wondering if you could maybe talk about - and maybe
                      this is for Ron. In your core care management area you've had quite a bit of growth recently. I think the last Q was about 40% there or plus.

                      Could you talk a bit about your pipeline there, and what is driving that growth for you?

Ron Paulus:           Sure. Our pipeline has been strong and continues to get
                      stronger.

                      And you noted the fact that our core care management revenue has been growing at about 40% on a regular basis quarter over quarter over quarter.

                      And we're expecting to have a similar growth in that core care management arena on a going-forward basis.

                      So we see the signs in the marketplace, and just looking back historically that this is consistent with where we've been.

(William Haus):       And Ron, is there any particular area within the three
                      product segments or offerings that you highlighted where you're seeing - is it the care management



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                      system and the quality care? Or is it this patient-
                      centered data access? What is the driver for you?

Ron Paulus:           The driver has been on the revenue side of the equation,
                      is the care management quality business.

                      And that's where I'm particularly excited about the opportunities to link with Quovadx' real-time data and workflow applications, which really marries together the quality and care coordination piece that we've done through services. And now we'll have a technology base.

(William Haus):       And for you folks on a payer-provider mix, what would you
                      say there in terms of revenue breakdown?

Ron Paulus:           For CareScience?

(William Haus):       Yes, sir.

Ron Paulus:           It's 100% provider.

(William Haus):       Okay.

                      And I guess one last question there, in terms of total revenue in these three product offerings; can you give me a sense of how that breaks down? Or have you discussed that previously?

Ron Paulus:           Well we disclose in our MD&A from our most recent 10Q the
                      fact that for the first half of 2003 we had sort of two things going on in revenue.


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                                                                   QUOVADX, INC.
                                                          Moderator: Larry Thede
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                      Our core care management increased substantially. And we
                      had a decline in revenue in our funded development contracts, which had come to an end, and in our pharmaceutical consulting offerings, which we've redirected.

                      So that growth and the revenue itself have driven from that core care management offering that we're now very focused upon.

(William Haus):       And the patient-centric data access that's
                      cross-enterprise, I guess. Is that the identified patient data? Any issues there with HIPAA?

Ron Paulus:           It's identified data. It is a HIPAA compliant application.
                      We get security and authorization in terms of the clinicians that are accessing that information verifying that they have rights to view that information.

                      Essentially it's the same information that they would otherwise view but have to get through a fax or some other means that is less convenient and less efficient.

(William Haus):       I understand. So it's in the giving of care, not for
                      research purposes?

Ron Paulus:           That's correct.

(William Haus):       All right sir, thank you.

Operator:             Your next question comes from the line of (Mark Dishop)
                      with The Boston Company.

(Mark Dishop):        Hi, along similar lines on the revenue, did you say that
                      your core care revenue had been rising 40% sequentially for several quarters?


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                                                                   QUOVADX, INC.
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Ron Paulus:           At a 40% rate. It has been growing year over year at a 40%
                      rate for some time now.

(Mark Dishop):        So it's year over year.

Ron Paulus:           Yes.

(Mark Dishop):        Okay, and can you say what that revenue was in the last
                      several quarters? Can you give like what it was last three or four quarters, roughly?

Ron Paulus:           Yes, I don't have the numbers in front of me here. But as
                      I mentioned, for the first half of 2003 the core care management revenue increased by $1.8 million on a year-over-year basis. And we reported revenue. So the second quarter of 2003, it was about...

Gary Scherping:       The second quarter of 2003 I have - it was most of the
                      revenue that they reported, so about $3.1 million.

Ron Paulus:           $3.157 million was our reported, I think, of which only
                      $23,000 related to pharmaceutical and other revenue. I apologize for the little math trauma I had there.

(Mark Dishop):        So minus $27,000 was pharma and other?

Ron Paulus:           Yeah, about $23,000 was....

(Mark Dishop):        $23,000.  And the rest was all core care?


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Ron Paulus:           That's right, and this was sort of the end of this
                      transition we've had with a decline in revenue coming from our funded development contract ending the redirection of the pharmaceutical offering.

                      So we won't have any more impact from declines in those lines of business. So the growth that's been underlying our revenue, where it's appeared to be flat or declining, will now be on an upward trajectory.

(Mark Dishop):        Okay, and your...

                      So that's $3.134 million of care revenue last quarter, that was up about 40% or so, year over year?

Ron Paulus:           That's right.

(Mark Dishop):        And you're saying that's likely to continue at that kind
                      of rate of growth for a while?

Ron Paulus:           Yeah, that's our general expectation.

(Mark Dishop):        And what is the driver of that growth?

Ron Paulus:           It's two things. The first is the backlog that Lorine
                      mentioned a number of times.

                      Our backlog has increased significantly on a year-over-year basis and has increased significantly on a quarter-by-quarter basis.

                      Because we recognize all of our revenue (unintelligible) over the life of our agreements, even including implementation fees, when we sign even a large


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                      contract the impact in any given quarter is only for a
                      three-year agreement 1/36th of the total amount.

                      So we know in any given point in time we'll have a certain amount of revenue coming from backlog directly into that next quarter's revenue as well as impact from the sales that are closed in that particular quarter.

(Mark Dishop):        Okay, so when you said the backlog is up, that's from
                      prior contracts you signed. It just hasn't been recognized fully yet.

Ron Paulus:           That's right.

(Mark Dishop):        And the pipeline is also up?

Ron Paulus:           The pipeline has been steady and climbing in a similar
                      fashion.

(Mark Dishop):        So that's up in the neighborhood of 30 or 40%?

Ron Paulus:           On a year-over-year basis I think that's a reasonable
                      sense.

(Mark Dishop):        Okay, has it been increasing sequentially?

Ron Paulus:           Well we've had a mix in the pipeline across the different
                      service areas that I talked, but within care management it has been increasing on a quarter-by-quarter basis as well.

(Mark Dishop):        Okay, thanks very much.

Operator:             Your next question comes from the line of Gene Mannheimer
                      with Roth Capital Partners.


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                                                                   QUOVADX, INC.
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Gene Mannheimer:      Good morning. Congratulations Lorine and Ron, nice
                      transaction.

Lorine Sweeny:        Hi Gene, thanks.

Gene Mannheimer:      Just a question for Ron, could you just discuss a little
                      bit about the competitive landscape and the quality management care / management arena, including Landacorp and others, and how this synergy and this combination will make you more competitive?

Ron Paulus:           Sure. Historically we've thought of this space as being
                      broken up between sort of the benchmarking type companies like Premiere, a company called Solutions and a small group within Cardinal Health called Medicall.

                      They basically collect a lot of information from hospitals and then allow different hospitals to compare their performance to one another. So that's sort of the benchmarking piece of this.

                      We also have noticed organizations like Landacorp and (Camby) and some others that provide case management applications.

                      We sort of sat in the middle between those. We provide a modest amount of benchmarking. But our real focus is not on how you compare but what you can do about it, given whatever your position is, and on the case management side has focused largely on sort of managed-care related coordination and financial metrics.

                      We've focused on the clinical process area. What do clinicians do in caring for patients? How do they make treatment decisions, because fundamentally


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                      that's what determines the cost structure and the quality
                      output of those organizations.

                      We've done that by enabling the organization to measure their quality, to document their quality, and most importantly, to do something about it.

                      Now the doing something about it has historically been a service-based action, whether that's something that our client does directly or that we do in conjunction with them as part of consulting, facilitation, or in the two examples, business process outsourcing.

                      The tremendous opportunity of this transaction, and the reason why I was so excited about this being the company that we linked together with, is the real-time data application and the workflow capacity, because we'll now have the ability not only to measure and document quality but also to effectuate the change actions that relate to those quality issues directly into the workflow of the organization - essentially not just measuring it and documenting what happens, but by doing something about it before it goes wrong.

                      And so that's the space that I see us having a very unique position in, because the benchmarking companies don't have anything related to real-time data, even remotely, and the case management companies don't really do clinical analysis or clinical process improvement.

Gene Mannheimer:      Excellent, thanks Ron.

Operator:             Your next question comes from the line of (Ben Cubit) with
                      Mcap.

(Ben Cubit):          Yeah, hi there.


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                      You mentioned that one of the requirements was a minimum
                      80% tender. I'm just wondering if you had a kind of a lockup with major shareholders or management.

Gary Scherping:       We have one (unintelligible) agreement signed with a major shareholder that represents about 18.6% I believe of the outstanding shares.

(Ben Cubit):          And so far those are the only people that have agreed to
                      vote or to tender to this offer?

Gary Scherping:       Yes, that's the only agreement we have. And it's really a
                      function of Pennsylvania law. CareScience is a Pennsylvania corporation. And we really didn't approach any other shareholders. We didn't want to go over it with this 20% figure, which is very important in the state of Pennsylvania.

(Ben Cubit):          Okay, and you mentioned that you expect the offer to begin next week some time?

Gary Scherping:       Yes, that's our expectation.

(Ben Cubit):          And it will be open for about a month or something?

Gary Scherping:       I'm not sure about the exact time. I believe it's four or
                      five weeks, though.

(Ben Cubit):          Oh, great.  Okay.  Thank you very much, then.

Operator:             Your next question comes from the line of (Edward
                      Guinness) with Tiedemann.


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(Edward Guinness):    Yes. I wanted to ask a question. The terms of the offer
                      0.1818 and the $1.40 in cash partially stresses what the acquisition is net of cash, how much it costs. Are those terms changed at all if the cash or working capital or options outstanding or anything else changes? Or are they fixed?

Gary Scherping:       They're fixed.

(Edward Guinness):    Is there any walk-away price if QV stock goes down or up
                      as the terms change?

Gary Scherping:       No, there isn't.

(Edward Guinness):    Okay.  Thank you.

Operator:             Again, in order to ask a question, please press star then
                      the number 1 on your telephone keypad. You have a follow-up question from (William Haus) of Advest.

(William Haus):       Hi, Lorine. I was wondering if you could talk maybe about
                      what products you're excited about and might lead with into the client base of CareScience? Are there any products that you might sell to them?

                      I know there's a huge opportunity of, you know, maybe introducing them to some of your stuff and doing cross sell. And clearly, a huge opportunity in selling theirs into your much bigger base. But maybe you could talk about sell to them.

Lorine Sweeney:       Yeah. We're really very, very excited, as Ron mentioned,
                      about the prospect of selling the real time data
                      integration technology into their customer base.
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                      You know, we think that that's a very near term
                      opportunity as people are looking forward to getting the real time data access versus the way they do it today.
                      We're also excited about the fact that CareScience brings the Care Management knowledge. As you know, we view our Medical Management suite of products to be probably one of our most exciting areas.

                      And being able to bring that clinical expertise into the Quovadx family, we just think is just going to be a tremendous benefit to our prospects. And, you know, just enhance our overall credibility and knowledge in this area. We definitely see, both on the hospital side and on the payer side, that clinical quality and medical management are just two very, very leading areas.

                      And as you know, our whole approach is to focus our technology for solving real business problems with measurable return on investment.

(William Haus):       And would medical management be, as Ron was saying,
                      effectuating the change - you would use that to effectuate the change on the care delivery side, I guess? And then maybe to improve quality? Is that what you'd look to lead with there?

Lorine Sweeney:       Yeah. Well I think that, you know, obviously Ron has -
                      that's where the CareScience focus has been, is on the delivery side. And our focus has really been from the payer side.

                      So, you know, I think what we can do here is, using this expertise with the Quovadx customer base and customer prospect base on the medical management side is really begin to integrate, you know, the payer aspects with what is going on in the delivery side.


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                      And I think that's what large payer organizations are
                      looking to do today is, you know, to be able to look more deeply into the whole quality of care issue. And be able to incorporate and integrate what they've been doing previously in utilization management, disease management and case management.

                      Clearly, that's where we've been focusing on, is this integration. And that's what we think CareScience can help us with.

(William Haus):       Thank you.

Ron Paulus:           If I could just add one comment to that, another
                      opportunity for synergy here relates to the growing linkages and interests on the payer side of the market.
                      And sort of, measuring and documenting quality and linking that to payer for performance metrics.

                      We actually had examples already within our client base where organizations have negotiated with payers to use the Care Management system as a quality metric that can then lead to incremental payments to that organization if they can document improved quality.

                      So I believe that there really are a whole myriad of synergy opportunities here. And we're just beginning to scratch the surface of what all those might be.

(William Haus):       Yeah, Ron, I've heard of the pay performance plans. And I
                      know that even the HHS has some pay performance type stuff. Also there seems to be greater emphasis around the publication quality for these different provider organizations and hospitals.

                      Are you seeing that happening? And is that driving, you know, the providers to maybe look at this stuff and realize the ROI but more in terms of it could


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                      actually affect their reimbursement and certainly could
                      drive customers away if they were to be looked at poorly on a quality rating?

Ron Paulus:           Yes. I think there are four converging forces that are
                      bringing this together. The first is that payers are increasingly preferring quality organizations.

                      And they have to be able to decipher in some manner, which those are. And it can't just be reputation-based, even though that's a part. They're increasingly looking for documentation and that's where the quality measurement piece comes in.

                      Second, consumers also are increasingly preferring quality organizations although it's hard for them to determine. That is another driving factor because consumers are loyal to organizations that they perceive as having quality care.

                      The third and fourth areas relate to higher revenue and lower cost, not surprisingly. On the higher revenue side we've got significant capacity utilization issues within the inpatient sector. And every day that a patient stays in a bed is a missed opportunity since there's a big chunk of fixed cost reimbursement for that bed.

                      So improving patient through-put is one of the core areas where we focus upon. And that can be dramatically expanded with the real time data and care coordination. Also, from a cost standpoint, medical errors and complications - the typical medical complication costs about $4,500, which is a big piece of the overall profit margin for that patient.


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                      That all comes together in a final piece, which is the
                      medical malpractice, which probably everybody must have read about in the lay press at some point or another.

                      And so we have also been increasingly looking at the linkages between medical malpractice liability and claims paid to the same care process errors or problems that can be potentially avoided, not only to realize those immediate savings but the downstream prevention of, you know, unfortunate patient outcomes as well as malpractice liability.

                      So I really see a tremendous convergence around this business case for quality, not people doing it because it's nice or just mission-based. Those are great because it delivers bottom line value.

(William Haus):       Thank you.  That's real helpful.  Appreciate it.

Operator:             You have a follow-up question from (Mark Dishop) with The
                      Boston Company.

(Mark Dishop):        Hi. Yeah. I was just wondering if you're expecting to save any working capital or if you need to inject any working capital?

Gary Scherping:       We don't think that there's a big need to invest working
                      capital in this company. They have - they do a very good job of collecting their receivables. Their payables are very low.

                      There's $325,000 worth of debt, which we'll probably look into paying off as soon as we can. But other than that $325,000 in debt, you know, their balance sheet is really in great shape.


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(Mark Dishop):        Thank you.

Operator:             You have a follow-up question from (Edward Guinness) of
                      Tiedemann.

(Edward Guinness):    Yes. I wonder - you might have already discussed this but
                      how did the transaction come about? What was the process?
                      Was it an auction or was it just the two of you getting together? And how long has it been going on?

Lorine Sweeney: CareScience was actually brought to us. And we were informed of this process. And over the past several months I believe, they've been looking at other possible opportunities, of which we were one of the people in the process. And we believed our synergies and CareScience believed our offer was the most competitive.

(Edward Guinness):    And what synergies do you see in terms of dollars?

Lorine Sweeney:       You know, we haven't specifically outlined the dollar
                      amount yet. But we are looking at a 5 cents accretive earnings for 2004.

(Edward Guinness):    Okay. Thank you very much.

Operator:             At this time there are no further questions.

Lorine Sweeney:       Well I'd like to thank everyone this morning for spending
                      time on the call. We continue to be extremely excited about this CareScience transaction. I think that this is one more demonstration of our differentiation in our technology space.

                      As you can see, particularly from Ron's comments this morning, we are really spending a lot of our efforts at Quovadx with our customers in terms of really


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                      trying to bring them value for their technology. And
                      understanding what the real issues are versus just a technology solution.

                      So we look forward to speaking with you further about the results of this transaction. Thank you, again.

Operator:             This concludes today's conference. You may now disconnect.



                                       END